April 30, 2024

Mr. Robert Shapiro
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549

Re: Upbound Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2023
Form 8-K Furnished February 22, 2024
File No. 001-38047

Dear Mr. Shapiro:

On behalf of Upbound Group, Inc. (the “Company”), this is a written response to the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission dated April 17, 2024 (the “Comment Letter”) regarding the Company’s filings referenced above. For reference, the comments contained in the Comment Letter have been reproduced below. Our responses have been included directly below each of the individual numbered comments included in the Comment Letter.

Form 8-K Furnished February 22, 2024
Exhibit 99.2 Upbound Group, Inc. Earnings Release
Fourth Quarter and Full Year 2023 Results & Key Metrics
Fourth Quarter Consolidated Results, page 1

1. Please present the most directly comparable GAAP measure "net income" for Adjusted EBITDA for fourth quarter and full year 2023 operating results. This applies to other charts in Exhibit 99.2 where you present and discuss operating profit as the most directly comparable GAAP measure for Adjusted EBITDA. This comment also applies to your Investor Presentation in Exhibit 99.3. Refer to Question 102.10(a) of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response
The Company acknowledges the Staff’s comment, and in future earnings releases and investor presentations, beginning with the Company’s May 2, 2024 earnings release and investor presentation announcing its financial results for the quarter ended March 31, 2024, the Company will present Net Earnings (Loss) with equal or greater prominence as the most directly comparable GAAP measure for Adjusted EBITDA. Please reference Appendix 1 below for examples of revised reconciliations of Net Earnings (Loss) to Adjusted EBITDA for the three and twelve months ended December 31, 2022 and 2023.

Reconciliation of operating profit (loss) to Adjusted EBITDA (consolidated and by segment)
Three months ended December 31, 2023 and 2022
Years Ended December 31, 2023 and 2022, page 15

2. Please reconcile "Adjusted EBITDA" to the most directly comparable GAAP measure "net income" for the three months and years ended December 31, 2023 and 2022. This comment also applies to your Investor Presentation in Exhibit 99.3. Refer to Question 103.02 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response
The Company acknowledges the Staff’s comment, and in future earnings releases and investor presentations, beginning with the Company’s May 2, 2024 earnings release and investor presentation announcing its financial results for the quarter ended March 31, 2024, the Company will reconcile Net Earnings (Loss) as the most directly comparable GAAP measure to Adjusted EBITDA. Please reference Appendix 1 for examples of revised reconciliations of Net Earnings (Loss) to Adjusted EBITDA for the three and twelve months ended December 31, 2022 and 2023.

Exhibit 99.3 Investor Presentation
Supplemental Segment Performance Details - Including Non-GAAP Adjustments, page 24

3. It appears you remove "other charges" in arriving at non-GAAP operating expenses. Please describe the nature of the other charges and quantify each component therein to the extent material. Also, disclose why you believe it is appropriate to adjust for these charges and why it is meaningful to investors to do so. Further, describe the operating expenses adjusted to remove other charges as non-GAAP for clarity. Refer to Item 10(e)(1)(i)(C) of Regulation S-K.

Response
Other Charges are disclosed and quantified as Special Items in the Company’s non-GAAP disclosures and reconciliations. Other Charges include certain gains and charges the Company views as extraordinary, unusual or non-recurring in nature, or which the Company believes do not reflect the operational performance of its core business activities. Other Charges for the three and twelve months ended December 31, 2022 and 2023, which were included in the “Supplemental Segment Performance Details - GAAP” table and excluded from the “Supplemental Segment Performance Details - including Non-GAAP Adjustments” table in Exhibit 99.3 of the Company’s Form 8-K furnished February 22, 2024 primarily represent:
•internal and third party acquisition and integration costs, depreciation and amortization expense associated with the fair value of acquired intangible and software assets, and stock compensation expense related to equity consideration associated with the Company’s acquisition of Acima Holdings in 2021;
•costs directly associated with reorganization activities;

•asset impairments and accelerated depreciation related to software integrations and conversions;
•legal settlements;
•losses directly related to natural disasters; and
•interest received on tax refunds related to amended returns for fiscal years prior to 2022.
As described above, the Company views these activities and the related financial impacts to the Company’s GAAP operating performance as extraordinary, unusual and/or non-recurring or as not reflecting the operational performance of the Company’s core business activities. Therefore, to provide investors with supplemental financial information on a period-over-period basis regarding the Company’s operating performance that is, in the Company’s determination, directly related to the Company’s core operating and administrative business activities, the financial transactions recorded to Other Charges (i.e. Special Items) are removed from the Company’s reporting of Non-GAAP operating results in its quarterly earnings releases and investor presentations.
The description and amounts of Other Charges for the fourth quarter and full year 2022 and 2023 reported in the “Supplemental Segment Performance Details” tables included in Exhibit 99.3 of the Company’s Form 8-K furnished on February 22, 2024 are disclosed and quantified as Special Item adjustments in the Reconciliation of Net Earnings (Loss) to Net Earnings Excluding Special Items and Non-GAAP Diluted Earnings Per Share and Reconciliation of Operating Profit (Loss) to Adjusted EBITDA (Consolidated and by Segment) for the three and twelve months ended December 31, 2023 included on pages 14 - 21 of the Company’s investor presentation included in Exhibit 99.3 of the Form 8-K furnished on February 22, 2024, and also in the revised reconciliations of Net Earnings (Loss) to Adjusted EBITDA for the three and twelve months ended December 31, 2022 and 2023 included in Appendix 1 below. Additional details of transactions recorded to Other Charges in our Statements of Operations for the year ended December 31, 2022 and 2023 are also disclosed in Note N of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023.
To further address the Staff’s comment, on a prospective basis the Company will provide additional disclosure in the Supplemental Segment Performance Details tables included in future investor presentations, beginning with the Company’s May 2, 2024 earnings disclosures, to clarify for investors that Other Charges are synonymous with the Special Item adjustments disclosed and quantified in the Reconciliations of Net Income (Loss) to Adjusted EBITDA and Reconciliations of Net Earnings (Loss) to Net Earnings Excluding Special Items and Non-GAAP Diluted Earnings Per Share also included in the Appendix of the Company’s investor presentations. Furthermore, in future investor presentations and earnings releases, beginning with the Company’s May 2, 2024 earnings disclosures, the Company will ensure the disclosure of Special Item adjustments provides investors with appropriate information to clarify the expense categories to which the adjustments directly relate.
If you have any questions or require further information regarding the above responses, you are welcome to contact me directly at 972-801-1301.

Sincerely,

/s/ FAHMI W. KARAM
Fahmi W. Karam
EVP, Chief Financial Officer
Upbound Group, Inc.

Appendix 1
Reconciliation of Net earnings (loss) to Adjusted EBITDA (consolidated and by segment)

Table 1	Three Months Ended December 31, 2023
(In thousands)	Rent-A-Center	Acima	Mexico	Franchising	Corporate	Consolidated
Net earnings (loss)	$61,880	$60,378	$1,429	$3,807	$(138,748)	$(11,254)
Plus: Interest, net	—	—	—	—	28,455	28,455
Plus: Income tax expense	—	—	—	—	38,694	38,694
Operating profit (loss)	61,880	60,378	1,429	3,807	(71,599)	55,895
Plus: Amortization, Depreciation	4,852	398	326	36	7,607	13,219
Plus: Stock-based compensation	—	—	—	—	6,012	6,012
Plus: Special Items
Acima acquired assets depreciation and amortization(1)	—	14,262	—	—	3,971	18,233
Acima equity consideration vesting	—	—	—	—	9,379	9,379
Accelerated software depreciation	—	—	—	—	4,609	4,609
Legal settlements	—	—	—	—	275	275
Adjusted EBITDA	$66,732	$75,038	$1,755	$3,843	$(39,746)	$107,622
(1) Includes amortization of approximately $14.2 million related to the total fair value of acquired intangible assets and incremental depreciation of approximately $4.0 million.

Table 2	Three Months Ended December 31, 2022
(In thousands)	Rent-A-Center	Acima	Mexico	Franchising	Corporate	Consolidated
Net earnings (loss)	$63,242	$56,983	$1,256	$3,954	$(122,788)	$2,647
Plus: Interest, net	—	—	—	—	26,402	26,402
Plus: Income tax expense	—	—	—	—	13,289	13,289
Operating profit (loss)	63,242	56,983	1,256	3,954	(83,097)	42,338
Plus: Amortization, Depreciation	4,861	432	217	36	7,325	12,871
Plus: Stock-based compensation	—	—	—	—	5,016	5,016
Plus: Special Items
Acima equity consideration vesting	—	—	—	—	31,721	31,721
Acima acquired assets depreciation and amortization(1)	—	14,262	—	—	3,972	18,234
Cost savings initiatives	—	22	—	—	(200)	(178)
Legal settlements	—	—	—	—	(148)	(148)
Store closure costs	111	—	—	—	—	111
Hurricane impacts	108	—	—	—	—	108
Adjusted EBITDA	$68,322	$71,699	$1,473	$3,990	$(35,411)	$110,073
(1) Includes amortization of approximately $14.3 million related to the total fair value of acquired intangible assets and incremental depreciation of approximately $4.0 million.

Table 3	Year Ended December 31, 2023
(In thousands)	Rent-A-Center	Acima	Mexico	Franchising	Corporate	Consolidated
Net earnings (loss)	$273,518	$235,480	$4,846	$17,087	$(536,110)	$(5,179)
Plus: Interest, net	—	—	—	—	109,998	109,998
Plus: Income tax expense	—	—	—	—	58,046	58,046
Operating profit (loss)	273,518	235,480	4,846	17,087	(368,066)	162,865
Plus: Amortization, Depreciation	18,816	1,661	1,206	146	29,492	51,321
Plus: Stock-based compensation	—	—	—	—	24,609	24,609
Plus: Special Items
Acima equity consideration vesting	—	—	—	—	137,507	137,507
Acima acquired assets depreciation and amortization(1)	—	57,048	—	—	15,886	72,934
Accelerated software depreciation	—	—	—	—	9,218	9,218
Legal settlements	—	—	—	—	319	319
Other(2)	—	—	—	—	(3,069)	(3,069)
Adjusted EBITDA	$292,334	$294,189	$6,052	$17,233	$(154,104)	$455,704
(1) Includes amortization of approximately $57.0 million related to the total fair value of acquired intangible assets and incremental depreciation of approximately $15.9 million.
(2) Represents interest income on tax refunds for prior years received in 2023.

Table 4	Year Ended December 31, 2022
(In thousands)	Rent-A-Center	Acima	Mexico	Franchising	Corporate	Consolidated
Net earnings (loss)	$334,525	$151,301	$6,267	$19,124	$(498,860)	$12,357
Plus: Interest, net	—	—	—	—	87,067	87,067
Plus: Income tax expense	—	—	—	—	49,114	49,114
Operating profit (loss)	334,525	151,301	6,267	19,124	(362,679)	148,538
Plus: Amortization, Depreciation	20,526	1,928	711	146	29,768	53,079
Plus: Stock-based compensation	—	—	—	—	19,399	19,399
Plus: Special Items
Acima equity consideration vesting	—	—	—	—	143,210	143,210
Acima acquired assets depreciation and amortization(1)	—	62,052	—	—	15,887	77,939
IT Asset disposals	—	—	—	—	5,808	5,808
Cost savings initiatives	118	(384)	—	—	1,992	1,726
Store closure costs	1,368	—	—	—	—	1,368
Retail partner conversion losses	—	1,169	—	—	—	1,169
State tax audit assessment reserves	—	1,165	—	—	—	1,165
Hurricane impacts	249	—	—	—	—	249
Acima transaction costs	—	—	—	—	187	187
Legal settlements	—	—	—	—	(181)	(181)
Other	—	77	—	—	(287)	(210)
Adjusted EBITDA	$356,786	$217,308	$6,978	$19,270	$(146,896)	$453,446
(1) Includes amortization of approximately $64.9 million related to the total fair value of acquired intangible assets, incremental depreciation of approximately $15.9 million related to the fair value increase over net book value for acquired software assets, and a depreciation credit adjustment of approximately $(2.9) million related to a step-down of estimated fair value below net book value for acquired lease merchandise.